  As filed with the Securities and Exchange Commission on December 15, 1999
                                                 Registration No. 333-92563
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 ____________

                                AMENDMENT NO. 1
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                 ____________

                             MEDICONSULT.COM, INC.
            (Exact name of registrant as specified in its charter)

   Delaware                                   84-1341886
   (State or other jurisdiction of            (IRS employer identification
   incorporation or organization)             number)


                          1330 Avenue of the Americas
                           New York, New York 10019
                                (212) 841-7300
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               E. Michael Ingram
                           Chief Financial Officer,
                         General Counsel and Secretary
                             Mediconsult.com, Inc.
                          1330 Avenue of the Americas
                           New York, New York 10019
                                (212) 841-7300
                        e-mail: mingram@mediconsult.com
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                 ____________
                                 With Copy To:
                               Kelly Vance, Esq.
                              Covington & Burling
                          1330 Avenue of the Americas
                           New York, New York 10019
                                (212) 841-1000
                                 ____________
     Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:[ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:[X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering:[ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:[ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:[ ]
                                  ____________

                        CALCULATION OF REGISTRATION FEE

=================================================================================================================================
   Title of Each Class     Amount To Be Registered    Proposed Maximum Offering    Proposed Maximum Aggregate    Amount Of
   Of Securities To Be                                  Price Per Security (1)             Offering Price (1)  Registration Fee(2)
      Registered
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par       2,506,501 Shares               $8.00                       $20,052,008                  $5,294
 value per share
=================================================================================================================================

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales prices as reported on the Nasdaq National Market on December 7, 1999.

(2)  This fee has been paid previously in the amount of $6,357.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


PROSPECTUS                                        SUBJECT TO COMPLETION,
                                                  Issued December 15, 1999


                               2,506,501 SHARES


                             MEDICONSULT.COM, INC.

                                 COMMON STOCK

                                 ____________

     The stockholders of Mediconsult.com, Inc. listed in this prospectus under the caption "Selling Stockholders" may offer to sell up to 2,506,501 shares of our common stock under this prospectus. We will not receive any of the proceeds from such sales.

     The selling stockholders may sell the shares from time to time, through agents, brokers, underwriters or dealers, on or off the Nasdaq National Market, in private negotiated transactions, or in a combination of any such methods, at prices then obtainable.

     The selling stockholders and participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 with respect to the sale of the shares.


     Our common stock is listed on the Nasdaq National Market under the trading symbol "MCNS." On December 13, 1999, the closing price of the common stock was $7.75 per share.

     Investing in the common stock involves risks which are described in the "Risk Factors" section beginning on page 3 of this prospectus.

                                 ____________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                 ____________

               The date of this prospectus is December __, 1999

                                     TABLE OF CONTENTS

                                                                                                               Page

SUMMARY...........................................................................................................1

RISK FACTORS......................................................................................................3

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS.......................................................14

WHERE CAN YOU FIND MORE INFORMATION..............................................................................14

USE OF PROCEEDS..................................................................................................15

THE COMPANY......................................................................................................15

SELLING STOCKHOLDERS.............................................................................................16

PLAN OF DISTRIBUTION.............................................................................................19

LEGAL MATTERS....................................................................................................19

EXPERTS..........................................................................................................20


                                    SUMMARY

The Company

     Mediconsult is a leading provider of patient-oriented healthcare information and services on the World Wide Web. Our Web sites provide a trusted source of comprehensive and easy to understand medical information and are designed to empower consumers through increased education related to medical conditions and treatment alternatives. Our Web sites also provide a destination on the Internet where visitors can interact with others in a community environment. We facilitate this environment through a well-organized, easy to navigate format and an array of complementary services, including moderated on-line support groups and discussion forums. By fostering communities centered around prevalent medical conditions and health issues, we believe we create significant opportunities for pharmaceutical and other healthcare companies to reach a highly targeted consumer audience using Internet-based marketing and sponsorship programs.

     Our company headquarters are located at 1330 Avenue of the Americas, New York, New York 10019. Our telephone number is (212) 841-7300.

Recent Developments

     On September 7, 1999, the board of directors of Mediconsult and Physicians' Online, Inc. approved a merger agreement by and among Mediconsult, POL and the principal shareholders of POL, that will result in POL becoming a wholly-owned subsidiary of Mediconsult.

     If the merger is completed:

     . Mediconsult stockholders will continue to own their existing shares of Mediconsult common stock; and

     . each share of POL common stock and POL preferred stock will be converted into the right to receive shares of Mediconsult common stock in accordance with a conversion formula set out in the merger agreement.

          It is estimated that POL stockholders will receive, in the aggregate, approximately 17.8 million shares of Mediconsult common stock in the merger, or approximately 38% of the issued and outstanding shares of Mediconsult common stock following the merger. It is estimated that each share of POL common stock (including shares issuable upon conversion of the outstanding POL preferred stock) will receive approximately 2.4 shares of Mediconsult common stock. In addition, the holders of POL preferred stock will receive a number of shares of Mediconsult common stock in respect of the aggregate liquidation price of such preferred stock. These estimates are based on an assumed average closing price of $6.825 per share (the average closing price per share of the Mediconsult common stock on the Nasdaq National Market for the ten trading days ending on November 17, 1999, the most recent practicable date prior to the mailing of our Information Statement, dated November 19, 1999, with respect to the merger, as filed with the SEC on November 22, 1999), estimated transaction expenses of approximately $2.4 million, and an estimated aggregate exercise price of unexercised POL options of approximately $1.3 million.

          The exact conversion ratio will be determined immediately prior to the closing and may be higher or lower than 2.4 shares and the total number of shares issued to the POL stockholders may be greater or lesser than 17.8 million. Increase in the value of Mediconsult's common stock will result in a higher price being paid by Mediconsult for POL and more value being received by POL stockholders in the merger. Decreases in the value of Mediconsult's common stock will result in a lower price being paid by Mediconsult for POL and less value being received by POL stockholders in the merger. The market price of Mediconsult's common stock, like that for the shares of many other high technology and Internet companies, has been and may continue to be volatile.

     POL is an Internet online service that provides medical information, communications, and a transactions network for physicians.

     The completion of the merger depends upon meeting a number of conditions as described in the merger agreement. Although certain shareholders of Mediconsult and POL holding a sufficient number of shares have agreed to vote in favor of the merger agreement and the related transaction, the merger may not be completed if any of the conditions are not satisfied. The conditions to the merger may be waived by the party entitled to assert the condition.

     Our prospectus filed with the SEC on November 30, 1999 pursuant to Rule 424(b) of the Securities Act includes certain historical financial information of Mediconsult and POL and pro forma financial information regarding the merger. Such financial information is incorporated by reference in this prospectus, subject to the qualifications set forth therein.

The Offering

     All of the 2,506,501 shares which may be offered pursuant to this prospectus will be offered by the selling stockholders. We will not receive any proceeds from the sale of these shares.

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that making such an investment involves various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus and the information incorporated by reference, before you decide whether to purchase shares of our common stock.

We Have Only Been in Business for a Short Period of Time, So Your Basis for Evaluating Us Is Limited.

     We began operations in April 1996 when we launched a limited, initial Web site. We launched a more extensive Web site in September 1996. As a result, there is a limited history of operations for evaluating our business. You must consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, including the Internet market and the direct-to-consumer advertising market. Some of these risks and uncertainties relate to our ability to:

 . design, develop and implement effective marketing and sponsorship programs for existing clients and new clients;

 .  maintain and expand our relationship with Novartis AG;

 . attract additional pharmaceutical and other healthcare sponsors in order to generate significant revenue;

 . build our organizational and technical infrastructures to manage our growth effectively;

 .  maintain our current strategic relationships and develop new ones;

 .  respond effectively to actions taken by our competitors;

 .  attract a larger audience to our Web sites;

 .  increase awareness of our brand and continue to develop visitor loyalty;

 .  integrate acquired and managed businesses, technologies and services; and

 .  attract, retain and motivate qualified personnel.

     If we are unsuccessful in addressing these risks and uncertainties, our business, financial condition and results of operations will be materially and adversely affected.

We Have Lost Money in Every Quarter and Year, and We Expect These Losses to Continue in the Future.

     Since we began our operations in 1996, we have lost money in every quarter and year. As of September 30, 1999, we had an accumulated deficit of approximately $11.8 million. We intend to increase the amount of our expenses significantly in the future in order to expand our operations and our employee base. We do not expect that we will generate sufficient revenue to cover these expenses through at least the year 2000. If our revenue does not increase and we cannot adjust our level of spending adequately, we may not generate sufficient revenue to become profitable. Even if we do become profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. Our ability to generate revenue depends primarily upon our ability to attract visitors to our Web sites and to attract pharmaceutical and other healthcare advertisers as clients and sponsors.

Significant Merger-Related Risks.

     We expect to incur charges of approximately $4.6 million in connection with the POL merger which relates to fees, legal and accounting services and other integration costs. These costs may be higher than we anticipate. In addition, we may incur other additional unanticipated merger costs. These costs may delay the anticipated benefits of the merger. Some of these nonrecurring costs will be charged to operations in the fiscal quarter in which the merger is consummated while others will be expensed as incurred during the post-merger integration period.

     Under pooling of interests accounting treatment, the accounts of Mediconsult will be combined with those of POL at their historical carrying amounts, and Mediconsult's financial statements for all prior periods will be restated to reflect its accounts as if the two companies had been combined for all periods.

  After completion of the POL merger, if events occur that cause the merger to no longer qualify for pooling of interests accounting treatment, the purchase method of accounting would apply. Under that method, we would record the estimated fair value of Mediconsult common stock issued in the merger as the cost of acquiring the business of POL. That cost would be allocated to the individual assets acquired and liabilities assumed according to their respective fair values, with the excess of the estimated fair value of Mediconsult common stock over the fair value of net assets acquired recorded as goodwill, to be amortized over a period of up to 20 years. The estimated fair value of Mediconsult common stock to be issued in the merger is much more than the historical net book value at which POL carries its assets in its accounts. Therefore, purchase accounting treatment could have a material adverse effect on the reported operating results of the combined company compared to pooling of interests accounting treatment.

The POL Merger May Not Be Completed.

  The completion of the POL merger depends upon meeting a number of conditions as described in the merger agreement, many of which are out of our control. Although certain shareholders of Mediconsult and POL holding a sufficient number of shares have agreed to vote in favor of the merger agreement and the related transaction, the merger may not be completed if any of the conditions are not satisfied. The failure to complete the POL merger could adversely affect our stock price.

We Are Dependent on Certain Companies for a Significant Portion of Our Revenue.

     Approximately 55% of our revenue for the year ended December 31, 1997 resulted from engagements by various independent divisions of Novartis AG. We are also developing a custom version of an electronic medical education product for Bristol Myers Squibb. In 1998, revenue from Novartis and Bristol Myers represented $0.7 or 65% of our total revenue. In the nine months ended September 30, 1999, revenue from Novartis and Bristol Myers represented $3.4 million or 86% of our total revenue. We anticipate that these and other divisions of Novartis and our engagement with Bristol Myers will account for a substantial portion of our revenue for the foreseeable future. We currently have an agreement with one division of Novartis, Novartis Consumer Health Canada, to manage its Habitrol smoking cessation Web site, which we designed, developed and implemented. We are evaluating and working with Novartis Pharma to design, develop and manage additional Web sites. We are also discussing with Novartis other possible marketing and sponsorship programs. We cannot predict whether we will be engaged to perform any services as a result of these discussions. Novartis or Bristol Myers may elect to terminate our agreements or engagements or it may demand changes to the terms of these agreements or engagements that are less favorable to us than existing terms. We do not have written agreements with Novartis for most of our engagements with it. If we lose Novartis or Bristol Myers as a customer or the relationship becomes less favorable to us, our business, financial condition and results of operations will be materially and adversely affected.

     Novartis may also choose to change or limit the products that it advertises on the Internet or on our Web sites. If they do, this change could materially and adversely impact our sponsorship revenue. In addition, our relationship with Novartis or Bristol Myers could be negatively affected by any business or financial developments that impact Novartis or Bristol Myers, such as a delay or failure to obtain or maintain FDA approval of pharmaceutical products, a general downturn in its business or a reduction in its direct-to-consumer advertising budget.

We May Have Difficulty Managing Our Expanding Operations.

     We are currently engaged in a significant expansion of our operations. Also to date, a portion of our software development and all of our technical support, network and hardware operations have been outsourced to a third party. Our network and technical support were previously managed by a third party. Recently, we established a facility in Toronto, Canada, where our software development and technical and network support are now located. We recently acquired pharminfo.com, a Web site providing information on pharmaceutical products and clinical trials for pharmacists, physicians and consumers, cyberdiet.com, a Web site providing tailored nutritional information and programs, Cyber-Tech, Inc., which operates Heartinfo.org, and entered into an agreement to merge with inciid.org, a Web site providing information on infertility, and we acquired Mood Sciences, a mental health oriented web site that utilizes a proprietary tool to diagnose and track states of depression online. In addition, we are considering establishing an office in Parsippany, New Jersey in the near future, in connection with our proposed joint venture with CommonHealth.

     As part of our expansion, we will have to implement additional operational and financial systems, procedures and controls to maintain appropriate coordination among our technical, accounting, finance, marketing, sales and editorial staffs. If these systems and controls are not adequate, we will have significant difficulty managing the various business functions of our operations from multiple locations. We will also need to recruit, train and retain a significant number of employees, particularly employees with technical, marketing, sales and healthcare backgrounds. Individuals with these backgrounds are in high demand and we are not certain that we will be able to attract the staff we need. In addition, many of our senior management personnel have recently joined Mediconsult and have not yet become integrated into and experienced with our operations, policies, personnel and sponsors. In connection with the transition of our technical operations, difficulties may arise that could cause disruptions in the operation of our Web sites. Any of the risks described above could have a material and adverse effect on our business, financial condition and results of operations.

Mediconsult May Face Challenges in Integrating Acquired Businesses and, as a Result, May Not Realize the Expected Benefits of the Acquired Businesses.

     Integrating the operations and personnel of Mediconsult and the businesses it has acquired, or in the future may acquire (such as POL), will be a complex process, and Mediconsult is uncertain that the integration will be completed rapidly or that it will achieve the anticipated benefits of the relevant acquisition. The successful integration of our companies will require, in many cases, among other things, integration of our sales and marketing groups and coordination of our development efforts, our system and our technology. The diversion of the attention of our management and any difficulties encountered in the process of combining Mediconsult with acquired businesses could cause the disruption of, or a loss of momentum in, the activities of the combined company's business. Further, the process of combining Mediconsult with acquired businesses could negatively affect employee morale and the ability of the combined company to retain some of its key employees after these acquisitions. The inability to successfully integrate the operations and personnel of Mediconsult and any acquired business, or any significant delay in achieving integration, could have a material adverse effect on the business, financial condition and operating results of the combined company after the relevant acquisition.

Because Our Business Model Is Unproven, We May Not Be Successful.

     There are various ways to sell advertising on the Internet, the most common means being through simple advertisements on Web sites, known as banner advertisements. Our business depends upon the sale of in depth Internet-based marketing programs to, and developing sponsorship relationships with, pharmaceutical and other healthcare companies. Sales of these programs usually depend upon a prospective client first deciding to engage in direct-to-consumer advertising, then deciding to adopt an Internet-based marketing or advertising strategy and finally implementing that strategy by developing a marketing program for a particular drug or other healthcare product. This typically involves a significant commitment of time and money from the client and, we believe, requires us to establish a closer relationship with the client than in the case of banner advertisements. Based on our experience, it typically takes six weeks to nine months to finalize an agreement with a potential customer. In addition, our business depends upon our ability to design, develop and implement a customized marketing and advertising program calculated to achieve the specific client's marketing objectives. Our business, financial condition and results of operations will be materially and adversely affected if the business model we have adopted is not attractive to our prospective clients and if we are unable to adapt to other business models for generating Internet advertiser/sponsorship revenue.

     We currently intend to develop sponsorship relationships for our Web sites solely with pharmaceutical and other healthcare companies. Accordingly, our target customer base is limited. Most of our current or potential sponsors have little or no experience using the Internet for marketing and advertising and have allocated only a limited portion of their marketing and advertising budgets to the Internet. The adoption of Internet marketing and advertising by entities that have historically relied upon traditional media for marketing and advertising requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. These customers may find Internet advertising to be less effective than traditional advertising media for promoting their products and services. In addition, direct-to-consumer pharmaceutical advertising is a relatively new concept and, as a result, we cannot assure you that it will increase, or if so, to what extent it will increase, generally or through the Internet.

We Will Not Be Successful If the Use of the Internet for Advertising Does Not Continue To Increase.

     A significant percentage of our revenue will be derived from Internet marketing and sponsorship relationships for the foreseeable future. Since the Internet advertising market is new and rapidly evolving, we cannot yet gauge its acceptance as an effective media by advertisers. Our business, financial condition and results of operations will be materially and adversely affected if the Internet advertising market develops more slowly than we expect. Moreover, "filter" software programs that limit or prevent advertising from being delivered to an Internet visitor's computer are available. Widespread adoption of this software could adversely affect the commercial viability of Internet advertising and as a result would materially and adversely affect our business, financial condition and results of operations.

     Advertisers may choose not to sponsor our Web sites or may pay less for advertising on our Web sites if they do not perceive the visitor measurements of our Web sites to be reliable. No standards have been widely accepted to measure the effectiveness of Internet advertising or to measure the demographics of our visitor base. Third parties currently provide these measurement services for us. If they are unable to provide these services in the future, we would be required to perform them ourselves or obtain them from another provider. This could cause us to incur additional costs or cause interruptions in our business while we replace these services. In addition, we are implementing additional systems designed to record demographic data of visitors. If we do not implement these systems successfully, we may not be able to accurately evaluate the demographic characteristics of the visitors.

We Depend On the Continued Growth of The Internet for Our Services.

     The Internet is relatively new and is rapidly evolving. Our business, financial condition and results of operations will be materially and adversely affected if Internet usage does not continue to grow. Internet usage may be inhibited for a number of reasons:

       . demands placed on the Internet infrastructure and the potential decline in performance and reliability as usage grows;

       . security and authentication concerns with respect to the transmission over the Internet of confidential information, like credit card numbers and medical information, and attempts by unauthorized computer visitors, known as hackers, to penetrate online security systems; and

       . privacy concerns, including those related to the placement by Web sites of certain information to gather visitor information, known as cookies, on a visitor's hard drive without the visitor's knowledge or consent.

     We must adapt as the Internet continues to evolve. To be successful, we must adapt to the changing technologies in our rapidly evolving market by continually enhancing our Web sites and introducing new services to address our customers' changing demands. This will entail a continuous level of development and capital spending and we could incur substantial additional costs if we need to modify our services or infrastructure. Our business, financial condition and results of operations will be materially and adversely affected if we incur significant costs to adapt, or cannot adapt, to these changes.

You Should Not Rely on Our Quarterly Operating Results as an Indication of How We Will Do in the Future.

     Our quarterly operating results may vary significantly in the foreseeable future due to a number of factors that could affect our revenue, expenses or prospects during any particular quarter. These factors include:

     . the demand for direct-to-consumer healthcare advertising on the Internet in general and on our Web sites in particular;

     . visitor traffic levels on our Web sites;

     . our ability to retain our significant clients, particularly Novartis;

     . our ability to attract and retain other sponsors that are seeking in-depth Internet-based marketing and advertising programs;

     . changes in rates paid for Internet advertising resulting from competition or other factors;

     . technical difficulties or system downtime affecting the Internet or the operation of our Web sites;

     . the amount and timing of our costs related to our marketing and sales efforts;

     . costs we may incur as we expand our operations;

     . seasonality in sponsorship agreements and Internet usage;

     . our ability to price our marketing and sponsorship programs profitably;

     . costs related to the acquisition and integration of other businesses, technologies and services; and

     . economic conditions specific to the healthcare and pharmaceutical industries and to the Internet.

     The timing of our ability to develop sponsorship relationships is one of the most significant factors affecting quarterly results. The time between the date of initial contact with a potential advertiser and the execution of a contract with the advertiser typically ranges from six weeks for smaller agreements to nine months for larger agreements. These contracts are also subject to delays over which we have little or no control, including customers' budgetary constraints, their internal acceptance reviews, whether or when regulatory approval of their products is given by the FDA or other regulatory authority, the possibility of cancellation or delay of projects by advertisers and any post-approval actions taken by the FDA or other regulatory authority, including product recalls. During the selling process, we may expend substantial funds and management resources and yet not obtain adequate advertiser/sponsorship revenue. Once a contract is executed, a significant portion of our revenue is derived from customized Web site development and implementation projects, rather than from recurring fees. As a result, we cannot predict with certainty when we will perform the work necessary to receive payment for these projects.

     In any given quarter, we may not be able to adjust spending in a timely manner to compensate for any unexpected shortfall in our revenue. Any significant shortfall would have an immediate material and adverse effect on our business, financial condition and results of operations. Since we have a limited operating history, we cannot yet determine whether seasonal factors will affect our quarterly operating results. Traffic levels on Web sites have typically fluctuated during the summer and year-end vacation and holiday periods, and this could result in a decrease in user traffic on our Web sites during these periods.

     Similar seasonal or other patterns may develop in the Internet advertising industry. Due to all of the foregoing factors, and the other risks discussed in this section, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. It is possible that in some future periods our operating results will be below the expectations of public market analysts and investors. In this event, the price of our common stock would likely fall.

There Are Many Competitors in the Healthcare Segment of the Internet Market and We May Not be Able to Compete Effectively Against Them.

     There are many companies that provide Internet and non-Internet based marketing and advertising services to the healthcare industry. All of these companies compete with us for advertisers, and Internet healthcare companies also compete with us for visitor traffic. We expect competition to continue to increase as there are no substantial barriers to entry in our market. Increased competition could result in reductions in the fees we receive for our marketing and sponsorship relationships, lower margins, loss of clients, reduced visitor traffic to our Web sites, or loss of market share. Any of these occurrences could materially and adversely affect our business, financial condition and results of operations. Competition is also likely to increase significantly, not only as new entities enter the market, but also as current competitors expand their services. Our principal competitors include:

     . advertising agencies and consulting firms, such as Young & Rubicam and Agency.com, that develop marketing and advertising programs for pharmaceutical and other healthcare companies;

     . Web sites that deliver consumer healthcare information, either as their sole focus or as part of a more broadly-based site, such as Health Oasis, InteliHealth, iVillage, OnHealth, Thrive Online and WebMD;

     . general purpose consumer on-line service providers, such as America
       Online and Microsoft Network;

     . Web site development firms, such as USWeb/CKS; and

     . publishers and distributors of television, radio and print, such as CBS, Disney, NBC and Time Warner.

     Our ability to compete depends on a number of factors, many of which are outside of our control. These factors include quality of content, ease of use, timing and market acceptance of new and enhanced services, and level of sales and marketing efforts.

     Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, existing relationships with pharmaceutical and other healthcare companies and significantly greater financial, technical and marketing resources than we do. This may allow them to devote greater resources than we can to the development and promotion of their services. These competitors may also engage in more extensive development efforts, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, sponsors and alliance partners. Our competitors may develop services that are equal or superior to those we provide or that achieve greater market acceptance and brand recognition than we achieve. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase their ability to address the needs of sponsors. It is possible that new competitors may emerge and rapidly acquire significant market share. We may not be able to compete successfully or competitive pressures may have a material adverse effect on our business, results of operations and financial condition. If advertisers perceive the Internet generally or our Web sites to be a relatively limited or ineffective advertising medium, advertisers may be reluctant to devote a significant portion of their advertising budget to Internet advertising or to become sponsors of our Web sites.

We Must Continually Enhance and Develop the Content and Features of Our Web Sites To Attract Visitor Traffic and Sponsors.

     We produce only a portion of the editorial content available on our Web sites and rely on third-party firms and organizations for most of our content. Much of the information on our Web sites is easily available from other sources. Other Web sites may present the same or similar content in a superior manner to our Web sites, which would adversely affect our visitor traffic. To remain competitive, we must continue to enhance and improve our content. In addition, we must continually improve the responsiveness, functionality and features of our Web sites and develop other products and services attractive to visitors and sponsors. Changes to our Web sites may contain undetected programming errors that require significant design modifications, which may result in a loss of consumer confidence and user support and a decrease in the value of our brand name. We plan to develop and introduce new features, functions, content, products and services that will require the development or licensing of increasingly complex technologies. We may not succeed in developing or introducing features, functions, products and services that will attract visitors and sponsors, which would be likely to materially and adversely affect our business, financial condition and results of operations.

We Need To Create a Mediconsult Brand Identity To Be Successful.

     In order to build and align our brand awareness, we must succeed in our marketing efforts, provide high-quality services and increase the number of visitors to our Web sites. In addition, healthcare consumers must, among other things, perceive us as offering relevant, reliable healthcare information from trustworthy sources. We intend to increase significantly our marketing expenditures as part of our brand-building efforts. If these efforts are unsuccessful and we cannot increase our brand identity and increase revenue, our business, financial condition and results of operations will be materially and adversely affected.

We Are Subject to the Risks of Integrating and Successfully Funding Our Joint Ventures and Acquisitions.

     We have in the past developed joint ventures with and acquired complementary businesses, technologies, services or products, including topic-specific Web sites, and may continue to do so in the future. In February 1999, we executed a memorandum of agreement outlining the principal terms of a joint venture with CommonHealth, a healthcare advertising agency specializing in traditional media advertising, to offer multimedia solutions to pharmaceutical and other healthcare companies. We and CommonHealth have agreed on the outline of a business plan and are in the process of developing more formal documentation for the joint venture. We intend to commit a significant amount of personnel and financial resources to the joint venture. The joint venture may not be successfully established. If the joint venture is established, the operation of the joint venture could be a significant distraction for our management and require significant resources. In addition, issues may arise between the parties as to whether the joint venture or one of the venturers has the right to market and perform particular services for specific clients.

     We recently acquired pharminfo.com, a Web site providing information on pharmaceutical products and clinical trials for pharmacists, physicians and consumers, cyberdiet.com, a Web site providing tailored nutritional information and programs, Cyber-Tech, Inc., which operates Heartinfo.org, and entered into an agreement to merge with inciid.org, a Web site providing information on infertility, and we acquired Mood Sciences, a mental health oriented web site that utilizes a proprietary tool to diagnose and track states of depression online. We may not receive a positive return on our investment in these Web sites and may not realize other benefits anticipated from these transactions. We may have difficulty assimilating these Web sites and their operations with our existing Web sites, and this could result in a loss of visitor traffic and revenue.

     We may not be able to identify suitable acquisition candidates or joint venture and alliance partners in the future. Even if we do identify suitable candidates, we may not be able to enter into transactions with these candidates on commercially acceptable terms. If we make other acquisitions or enter into these other arrangements, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt ongoing business, distract management and employees, increase our expenses and materially and adversely affect our business, financial condition and results of operations. We may incur significant amortization charges from the goodwill resulting from acquisitions. We may also incur indebtedness or issue equity securities to pay for future acquisitions or management or sponsorship rights. The issuance of equity securities could be dilutive to our existing stockholders. The issuance of the Mediconsult stock in connection with the POL merger will result in immediate and substantial dilution to existing Mediconsult stockholders.

Aspects of Our Web Sites May Subject Us to Regulatory Oversight and Other Concerns.

     Under the "MediXpert" service offered through mediconsult.com, visitors pay a fee and ask a licensed physician particular medical questions. A number of states have enacted laws which prohibit what is known as the corporate practice of medicine. These laws are designed to prevent interference in the medical decision-making process from anyone who is not licensed in that state. Although we have attempted to structure this service in a manner that will not constitute the practice of medicine, if the specialist is deemed to be practicing medicine, the specialist may be required to be licensed as a physician in the jurisdiction where the visitor resides, or we may be forced to cease providing the "MediXpert" service. In addition, if our specialists are deemed to be practicing medicine without a license, we may be subject to a lawsuit alleging the aiding or abetting of the unlicensed practice of medicine or potentially a medical malpractice lawsuit. We have attempted to design the "MediXpert" service to avoid the claim that we or our specialists are practicing medicine. The specialists provide general information in response to hypothetical questions. No medical opinions or diagnoses are provided and no patient-specific recommendations are made. We instruct the specialist to recommend that a visitor consult with his/her physician, and state that all information provided is for educational purposes only. Based on these limitations, we believe that the services provided by our specialists do not constitute practicing medicine. In the event that some state or other regulatory agency determines that we or our specialists are practicing medicine without a license, we will be required to revise or terminate this portion of our business and we could be subject to possible liability. We are considering whether to discontinue the "MediXpert" service.

     Numerous state and federal laws also govern the delivery of healthcare services and goods. Healthcare licensing laws and laws prohibiting the offer, payment or receipt of remuneration to induce referrals to entities providing healthcare services or goods, many of which are being actively enforced, apply to Internet healthcare applications as well. In the event some state or federal regulatory agency determined that our relationship with one or more of our advertisers that deliver healthcare services or goods violate any such laws, then we could be subjected to fines and other costs and could be required to revise or terminate that portion of our business. Our pharmaceutical clients are also subject to review by the FDA for compliance with regulations governing the information that can be provided to consumers on a pharmaceutical product. These regulations, for example, limit recommended uses to the specific uses approved by the FDA. The FDA also monitors compliance with direct-to-consumer advertising regulations. If the FDA adopts regulations specifically aimed at pharmaceutical advertising on the Internet or takes action with respect to a particular client's advertising program, our existing marketing and advertising programs for clients and future opportunities could be materially and adversely affected.

Our Key Personnel Are Very Important to Our Success.

     Our future success depends on the services of our senior management personnel. We do not have key person life insurance on any of our personnel. Loss of any one or more of our senior management personnel would have a material adverse effect on our business, financial condition and results of operations. To be successful, we will also need to attract and retain individuals with expertise in the areas of marketing and sales and technology. In addition, the successful staffing and integration of our in-house programming operations will depend on our ability to attract and retain qualified employees. Competition for qualified personnel is intense, and the loss of key personnel, or the inability to attract, train and retain the additional highly skilled personnel required for the expansion of our activities, would materially and adversely affect our business, financial condition and results of operations.

We Are Controlled By Management Stockholders, Whose Interests May Differ from Other Stockholders.

     Mr. Robert A. Jennings, our Chief Executive Officer, currently owns as an individual and through affiliated entities controls 45.6% of the outstanding shares of our common stock, and after the POL merger will own and through affiliated entities control approximately 26.9% of the outstanding shares of our common stock. Together with Mr. Jennings, the management stockholders of Mediconsult will own or control approximately 36.9% of Mediconsult's outstanding common stock after the POL merger. Accordingly, pursuant to Delaware corporate law, the Mediconsult management stockholders will effectively control the election of all of our directors and, in general, have sufficient voting power to determine (without the consent of our other stockholders) the outcome of any corporate transaction or other matter submitted to the stockholders for approval. These include mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. The interests of the management stockholders may differ from the interests of other stockholders.

We Are Subject to Risks Associated with International Operations.

     Our business is conducted through operations and employees in Bermuda, Canada and the United States. Our international operations and activities subject us to a number of risks, which include the risk of complying with multiple complex regulatory requirements, like European Community regulations affecting Internet operations, and the risks of political and economic instability, difficulty in managing foreign operations, potentially adverse taxes, higher expenses and difficulty in collection of accounts receivable. In addition, we receive most of our revenue in U.S. dollars, but a substantial portion of our payroll and other expenses are paid in the currency of the country where our employees reside or operations are located. Because our financial results are reported in U.S. dollars, they are affected by changes in the value of the various foreign currencies that we use to make payments in relation to the U.S. dollar. We do not cover known or anticipated operating exposures through foreign currency exchange option or forward contracts.

The Internet is Subject to Many Governmental Regulations which May Impact Our Ability to Conduct Business.

     There is, and will be, an increasing number of laws and regulations pertaining to the Internet. These laws or regulations may relate to liability for information received from or transmitted over the Internet, online content regulation, user privacy, taxation and quality of products and services. In addition, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. Any new law or regulation, or the adverse application or interpretation of existing laws, may decrease the growth in the use of the Internet or our Web sites. This could decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, financial condition or results of operations.

We May Be Subject to Claims Based on the Content We Provide on the Internet.

     Because visitors to our Web sites may distribute our content to other people, third parties might sue us for defamation, negligence, product liability, copyright, or trademark infringement, or other matters. These types of claims have been brought, sometimes successfully, against other on-line services in the past. We may also incur liability for the content on other Web sites that are linked to our Web sites or for content and materials that may be posted by visitors in chat rooms or bulletin boards. Our e-mail services may also subject us to potential claims resulting from unsolicited e-mail, lost or misdirected messages, illegal or fraudulent use of e-mail or interruptions or delays in e-mail service. We also enter into agreements with commerce partners that entitle us to receive a share of any revenue from the purchase of goods and services through direct links from our Web sites to their Web sites. These arrangements may subject us to additional claims, including product liability or personal injury related to these products and services, because we provide access to these products or services, even if we do not provide the products or services ourselves.

Satisfactory Performance of our Web Sites is Critical to Our Business and Reputation.

     The performance of our Web sites is critical to our business and reputation and to our ability to attract visitors and sponsors to our Web sites. We are dependent upon the continuous, reliable and secure operation of Internet servers and related hardware and software. To the extent that service is interrupted or delayed, we could experience a decrease in traffic and revenue. We do not at present have any back up "off-site" systems or a formal disaster recovery plan, nor do we have insurance coverage for business interruption. Substantially all of our communications hardware and some of our other computer hardware operations are located in Toronto, Canada. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage these systems. Computer viruses, electronic break-ins or other similar disruptive problems could also adversely affect our Web sites.

     Our Web sites must accommodate a high volume of traffic and deliver information that is updated frequently. Our Web sites have in the past and may in the future experience slower response times or decreased traffic for a variety of reasons. In addition, our visitors depend on Internet Service Providers, online service providers and other Web site operators for access to our Web sites. Many of them have experienced significant outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to our systems in the future.

     The on-going enhancement of our Web site is dependent upon the success of development efforts that will be performed by in-house employees and by contractors. To the extent that these development efforts are delayed or unsuccessful, we will incur additional development expenses and may not remain competitive in the design and use of our Web sites.

A Lack of Security Over the Internet May Impact our Business.

     A significant barrier to electronic commerce and confidential communications over the Internet has been the need for secure transmission of confidential information. Internet usage could decline if any well-publicized compromise of security occurred. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches. Experienced programmers could attempt to penetrate our network security. Programmers who are able to penetrate our network security could misappropriate proprietary information or cause interruptions in our services, and we could be required to expand capital and resources to protect against or to alleviate problems caused. Purposeful security breaches could have a material adverse effect on our business, results of operation and financial condition.

We Are Dependent on our Intellectual Property.

     Trademarks, copyrights and other proprietary rights are important to our success and our competitive position. Third parties may infringe or misappropriate our trademarks, copyrights and other proprietary rights, which could have a material and adverse effect on our business, financial condition and results of operations. In addition, we do not know how extensive our intellectual property protection is since the validity, enforceability and scope of protection of proprietary rights in Internet-related industries is uncertain and still evolving.

     We license some of our content from third parties. It is possible that we could become subject to infringement actions based upon the content obtained from these third parties. In addition, others may use this content and we may be subject to claims from our licensors. These claims, with or without merit, could subject us to costly litigation and the diversion of our financial resources and technical and management personnel. We have entered into confidentiality agreements with our key employees and independent consultants and we have instituted procedures to control access to and distribution of our technology, documentation and other proprietary information and the proprietary information of others from which we have licensed content or technology. Despite our efforts to protect our proprietary rights, parties may attempt to disclose, obtain or use our content or technologies. There can be no assurance that the steps we have taken will prevent misappropriation of our content or technologies.
ear 2000 Problems May Disrupt Our Business.

     It is generally anticipated that many organizations will experience operational difficulties at the beginning of the year 2000 as a result of the fact that many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. The costs of defending and resolving year 2000-related disputes, and any liability of Mediconsult for year 2000-related damages, including consequential damages, could have a material adverse effect on our business, financial condition and results of operations. Based on our assessment to date, we believe that our internal systems are year 2000 compliant and will not produce erroneous results, fail to function, or interrupt performance. Despite our testing, our systems may contain undetectable errors or defects associated with the year 2000 and operational difficulties may result. To the extent that our assessment is finalized without identifying any additional material non-compliant information technology systems or non-information technology systems that we operate or that are operated by third parties, the most reasonably likely worst case year 2000 scenario is a systemic failure beyond our control, such as a prolonged Internet, telecommunications or electrical failure. Such a failure could prevent us from operating our business, prevent visitors from accessing our Web sites, or change the behavior of consumers accessing our Web sites. We believe that the primary business risks, in the event of such a failure, would include lost sponsorship revenue, increased operating costs, loss of visitors to our Web site, or other business interruptions of a material nature, as well as claims of mismanagement, misrepresentation, or breach of contract, any of which could have a material adverse effect on our business, results of operations and financial condition. We have not made any contingency plans to address such risks.

Future Sales of our Common Stock by Our Existing Stockholders Could Have an Adverse Effect on the Market Price of Our Common Stock.

     The market price of our common stock could decline as a result of sales by our existing stockholders and the former stockholders of POL of a large number of shares of common stock in the market after the POL merger, or the perception that these sales may occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. In addition, sales of shares by the selling stockholders pursuant to this offering could adversely affect the company's stock price.

Our Stock Price is Volatile and Could Continue To Be Volatile.

     Investment interest in Mediconsult may not sustain an active or liquid trading market. The market price of our common stock has fluctuated in the past and is likely to continue to be volatile and subject to wide fluctuations. In addition, the stock market has experienced extreme price and volume fluctuations. The stock prices and trading volumes for many Internet companies fluctuate widely for reasons that may be unrelated to their business or results of operations. The market price of our common stock may decline. General economic, market and political conditions could also materially and adversely affect the market price of our common stock and investors may be unable to resell their shares of common stock at or above the value of the Mediconsult common stock at the time of their acquisition of the shares.

Forward Looking Statements; Market Data

     A number of statements made in this prospectus or in filings incorporated by reference, including under the captions "Summary", "Risk Factors" and "The Company", are forward-looking statements. These forward-looking statements are not historical facts. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Risk Factors."

     Such statements include assumptions that (1) the POL merger will be completed; (2) no catastrophic failure of the Internet will occur; (3) the number of people who use the Internet and the total number of hours spent online will increase significantly over the next five years; (4) the value of online sponsorship dollars spent for each hour a visitor is online will increase; (5) the speed at which content can be downloaded from the Internet will increase dramatically; and (6) Internet security and privacy concerns will be adequately addressed.

     In addition, such statements also are based on the assumptions that (1) there will be no adverse changes in existing direct-to-consumer advertising regulations; (2) direct-to-consumer advertising spending will continue to be accepted by pharmaceutical companies as an attractive vehicle for advertising;
(3) the number of pharmaceutical products covered by direct-to-consumer advertising will continue to increase; and (4) advertisers will increasingly use the Internet as a forum for direct-to-consumer advertising.

     If any one or more of these assumptions turns out to be incorrect, actual results may differ from the projections given by these firms. These markets may not grow at the rates projected by the firms named above or at all. The failure of these markets to grow at such projected rates could have a material adverse effect on our business, financial condition and results of operations, and the market price of our common stock.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     Certain statements contained or incorporated by reference in this filing and elsewhere may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance, achievements, plans and objectives to be materially different from any future results, performance, achievements, plans and objectives expressed or implied by such forward-looking statements.

     Cautionary statements describing factors that could cause actual results to differ materially from our expectations are discussed in this filing and elsewhere, including in conjunction with forward-looking statements included under "Risk Factors." All subsequent written or oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by those cautionary statements.

     We expressly disclaim any obligation or undertaking to update or revise any forward-looking statements to reflect any changes in events or circumstances or in our expectations or results. Statements in this prospectus regarding parties other than us are based upon representations of such other parties.

                      WHERE CAN YOU FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended.

        .  Annual Report on Form 10-K for the year ended December 31, 1998

        . Quarterly Reports on Form 10-Q for the periods ended March 31, 1999, June 30, 1999 and September 30, 1999

        . Current Reports on Form 8-K or Form 8-K/A, dated September 7, 1999, September 2, 1999, August 30, 1999 and June 29, 1999

        . Prospectus, filed November 30, 1999 with the SEC pursuant to Rule 424(b) under the Securities Act

        . The description of our common stock contained in our registration statement on Form 10SB, filed pursuant to Section 12(g) of the Exchange Act (SEC File No. 000-29282), including any amendment or report filed before or after this prospectus for the purpose of updating such description

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                             Mediconsult.com, Inc.
                          1330 Avenue of the Americas
                           New York, New York 10019
                                (212) 841-7300
                           Attn:  E. Michael Ingram
                       e-mail:  mingram@mediconsult.com

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

                                  THE COMPANY

General

     Mediconsult is a leading provider of patient-oriented healthcare information and services on the World Wide Web. Our Web sites provide a trusted source of comprehensive and easy to understand medical information and are designed to empower consumers through increased education related to medical conditions and treatment alternatives. For instance, our Web site mediconsult.com includes easy to understand information on more than 60 chronic medical conditions and health issues. We believe that in the United States these medical conditions affect more than 90 million people and represent a significant portion of healthcare spending. Within this group of medical conditions, we provide specific tools, resources, experts and information databases to assist visitors in dealing with a variety of inquiries including those relating to a recent diagnosis, general background information, and highly technical drug profiles.

     Our Web sites also provide a destination on the Internet where visitors can interact with others in a community environment. We facilitate this environment through a well-organized, easy to navigate format and an array of complementary services, including moderated on-line support groups and discussion forums. By fostering communities centered around prevalent medical conditions and health issues, we believe we create significant opportunities for pharmaceutical and other healthcare companies to reach a highly targeted consumer audience using Internet-based marketing and advertising programs.

Recent Developments

     On September 7, 1999, the board of directors of Mediconsult and Physicians' Online, Inc. approved a merger agreement by and among Mediconsult, POL and the principal shareholders of POL, that will result in POL becoming a wholly-owned subsidiary of Mediconsult.

     If the merger is completed:

     . Mediconsult stockholders will continue to own their existing shares of Mediconsult common stock; and

     . each share of POL common stock and POL preferred stock will be converted into the right to receive shares of Mediconsult common stock in accordance with a conversion formula set out in the merger agreement.

     It is estimated that POL stockholders will receive, in the aggregate, approximately 17.8 million shares of Mediconsult common stock in the merger, or approximately 38% of the issued and outstanding shares of Mediconsult common stock following the merger. It is estimated that each share of POL common stock (including shares issuable upon conversion of the outstanding POL preferred stock) will receive approximately 2.4 shares of Mediconsult common stock. In addition, the holders of POL preferred stock will receive a number of shares of Mediconsult common stock in respect of the aggregate liquidation price of such preferred stock. These estimates are based on an assumed average closing price of $6.825 per share (the average closing price per share of the Mediconsult common stock on the Nasdaq National Market for the ten trading days ending on November 17, 1999, the most recent practicable date prior to the mailing of our Information Statement, dated November 19, 1999, with respect to the merger, as filed with the SEC on November 22, 1999), estimated transaction expenses of approximately $2.4 million, and an estimated aggregate exercise price of unexercised POL options of approximately $1.3 million.

     The exact conversion ratio will be determined immediately prior to the closing and may be higher or lower than 2.4 shares and the total number of shares issued to the POL stockholders may be greater or lesser than 17.8 million. Increase in the value of Mediconsult's common stock will result in a higher price being paid by Mediconsult for POL and more value being received by POL stockholders in the merger. Decreases in the value of Mediconsult's common stock will result in a lower price being paid by Mediconsult for POL and less value being received by POL stockholders in the merger. The market price of Mediconsult's common stock, like that for the shares of many other high technology and Internet companies, has been and may continue to be volatile.

     POL is an Internet online service that provides medical information, communications, and a transactions network for physicians. It is a secure, physicians-only environment featuring access to medical databases, daily medical news, continuing medical education credits, clinical symposia, e-mail accounts, Internet, discussions with colleagues, secure prescription transactions, market research and recruiting services, among other services. Membership is free so long as the member does not use POL as its Internet service provider. POL's services are principally supported by pharmaceutical and direct-to-consumer advertising sponsors as well as subscription fees from its members using it as an Internet service provider and MDDirect, a physician recruitment business.

     The completion of the merger depends upon meeting a number of conditions as described in the merger agreement. Although certain shareholders of Mediconsult and POL holding a sufficient number of shares have agreed to vote in favor of the merger agreement and the related transaction, the merger may not be completed if any of the conditions are not satisfied. The conditions to the merger may be waived by the party entitled to assert the condition.

                             SELLING STOCKHOLDERS

     The selling stockholders beneficially own the number of shares of common stock set forth in the following table as of December 7, 1999. As of November 17, 1999, we had 28,940,665 shares issued and outstanding. We can provide no estimate as to the exact number of shares the selling stockholders will hold after completion of this offering because the selling stockholders may sell all or any portion of their shares pursuant to the offering contemplated by this prospectus. The information contained in the following chart has been provided by the selling stockholders.

                                   NUMBER OF SHARES                                             NUMBER OF
                                   BENEFICIALLY           PERCENT OF OUTSTANDING             SHARES REGISTERED
NAME OF SELLING STOCKHOLDER           OWNED                     SHARES                            HEREBY
---------------------------      ---------------------    -----------------------        ----------------------
Treacy & Co., LLC                    2,000,000                     6.91%                          2,000,000

Peter May                              114,114(1)                    *                               79,114

                                   NUMBER OF SHARES                                             NUMBER OF
                                   BENEFICIALLY           PERCENT OF OUTSTANDING             SHARES REGISTERED
NAME OF SELLING STOCKHOLDER           OWNED                     SHARES                            HEREBY
---------------------------      ---------------------    -----------------------        ----------------------

Nelson Peltz                           114,114(1)                    *                               79,114

Iris (Timi) Gustafson                  170,000                       *                               66,725

Cynthia Fink                           170,000                       *                               66,725

Mark Gustafson                          60,000                       *                               23,550

Timothy J. McIntyre                    200,000(2)                    *                              100,000

Arnhold and S. Bleichroeder, Inc.      300,000(3)                    *                               91,273(4)

     * Represents less than 1%

(1) Includes 35,000 shares of common stock issuable upon conversion of 35,000 shares of senior preferred stock. Messrs. May and Peltz hold warrants to purchase such senior preferred stock.
(2) Includes 100,000 shares owned by Pharma Marketing, LLC, which is controlled by Timothy McIntyre.

(3) Includes 200,000 shares of common stock issuable upon exercise of warrants.

(4)  Represents shares of common stock issuable upon exercise of warrants.

     The registration statement of which this prospectus is a part will also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock split, stock dividend, combination or reclassification or through a merger, consolidation, reorganization or recapitalization, or by any other similar means effected without the receipt of consideration that results in an increase in the number of outstanding shares of common stock.

  We are a party to a services agreement, dated November 16, 1998, with Treacy & Co., an entity of which Michael Treacy, one of our former directors, is a principal. The agreement provides that in consideration for consulting services rendered by Treacy & Co. to Mediconsult in connection with marketing, sales and client services advice, strategic planning and the seconding of Mr. Michael Swanson, a principal at Treacy & Co., to act in the capacity of our Vice President, Sales, we granted Treacy & Co. an immediately exercisable option to purchase 2,000,000 shares of common stock, at an exercise price of $0.003 per share. The option was exercised in full on December 9, 1999. In addition, The Mediconsult Trust granted Treacy & Co. an option to purchase 358,333 shares of common stock at an exercise price of $1.20 per share which option expired unexercised on October 1, 1999. On December 9, 1999, we entered into an agreement with Treacy & Co. and JHC Limited, an entity controlled by our Chairman and Chief Executive Officer Robert A. Jennings and successor in interest to The Mediconsult Trust, to register in this registration statement the 2,000,000 shares of common stock issued to Treacy & Co. upon exercise of the option. Under that agreement, Treacy & Co. has agreed not to sell any shares until the restrictions on sale of our common stock imposed on Treacy & Co. as an affiliate for purposes of "pooling of interests" in connection with the POL merger expire, in which event, Treacy & Co. may sell up to 250,000 shares immediately or at any time thereafter. Treacy & Co. may sell up to an additional 250,000 shares during each consecutive three month period after the expiration of the "affiliate" restrictions and ending 12 months after the date of Treacy & Co.'s first sale. After such 12 month period, Treacy & Co. may sell any remaining shares without restrictions.

  On February 26, 1999, we sold in a private placement an aggregate of 506,329 shares of our newly designated senior preferred stock and warrants exercisable for five years to purchase 224,000 shares of senior preferred stock to Nazem & Company IV, L.P., Transatlantic Venture Fund C.V. (a joint venture of Nazem & Company and Banque Nationale de Paris), Peter May and Nelson Peltz for an aggregate of $3.2 million. The senior preferred stock is convertible into common stock. The shares of senior preferred stock were automatically converted into an equal number of shares of common stock upon closing our public offering in April of this year. The exercise price of the warrants is $6.32 per share.
In connection with the private placement, we entered into a registration rights agreement with these investors, which, among other things, entitles these investors to prompt notice of a proposed registration of Mediconsult shares. We provided notice of this offering and, upon request from these investors, we are registering 79,114 of the shares of each of Messrs. May and Peltz as indicated above. So long as Nazem & Company IV, L.P., Transatlantic Venture Fund C.V. and Messrs. May and Peltz hold at least 50% of their original share position, we agreed not to effect any material change in the direction of our business unless approved by at least two-thirds of the board of directors and then only after consultation with these investors.

  On May 11, 1999, we completed the acquisition of all the shares of CyberDiet Inc., the owner of Cyberdiet.com, from its former shareholders, Timi Gustafson, Cynthia Fink and Mark Gustafson, in exchange for 400,000 shares of Mediconsult common shares. We agreed in the stock purchase agreement to file this registration statement, covering the sale of the greater of (i) the expected price to the public of 65,000 shares and (ii) $1,000,000. At an assumed offering price of $6.375 per share (the closing sales price as reported on the Nasdaq National Market on October 15, 1999), 157,000 of the shares issued to the former CyberDiet shareholders are being registered in this registration statement.

     We entered into a membership investment agreement, effective September 7, 1999, with Pharma Marketing, LLC, to purchase 35% of the aggregate membership interests of Pharma for $1,250,000 and 200,000 shares of Mediconsult common stock. Timothy J. McIntyre owns the remaining 65% of Pharma. We, together with Tim McIntyre, are the managing members of Pharma. Under the operating agreement among Mediconsult, Pharma and Tim McIntyre, the $1,250,000 that we contributed to Pharma, and 100,000 of the 200,000 shares that we issued to Pharma, were distributed to Tim McIntyre in September 1999. In connection with our investment in Pharma, we agreed to file this registration statement, covering the sale of the 100,000 shares of common stock distributed to Tim McIntyre.

     Mediconsult.com, Limited, one of our subsidiaries, has entered into a service agreement with Pharma. Under that agreement, Pharma agrees to provide pharmaceutical sales and marketing services to Mediconsult.com, Limited and its affiliates for an initial term ending December 31, 2003, renewable on a yearly basis thereafter. Under the service agreement, Pharma is entitled to receive a monthly retainer and commissions based on revenues generated under contracts that Pharma assists in obtaining. The service agreement is terminable by Mediconsult.com, Limited due to Pharma's nonperformance or the failure to have certain minimum levels of contracts in place at agreed dates. If Mediconsult.com, Limited terminates the service agreement for cause, it has the right to purchase the shares that we initially issued to Pharma at a price equal to the lower of the value of the stock as of September 7, 1999 and its average trading value at the time of such termination. Certain payment obligations of Pharma may continue following a termination of the service agreement.

     Pharma has entered into an employment agreement with Tim McIntyre for an initial term ending December 31, 2003, renewable on a yearly basis thereafter. Under his employment agreement, Tim McIntyre is principally responsible for performing the services under Pharma's service agreement with Mediconsult.com, Limited. Under his employment agreement, Tim McIntyre is entitled to receive a salary of $250,000 per year through December 31, 2000 and $350,000 per year thereafter. Among other benefits, Tim McIntyre is entitled to receive a non-accountable expense allowance of $100,000 per year through September 7, 2001 and an amount equal to up to 100% of the commissions paid under the Mediconsult.com, Limited agreement, with a minimum of $200,000 per year through September 7, 2001. Pharma has the right to terminate the employment agreement for cause, for the failure to have a minimum level of contracts in place under the Mediconsult.com, Limited service agreement or without cause. Depending on the grounds on which his employment is terminated, Tim McIntyre has the right to receive certain ongoing payments from Pharma.

     Subject to certain conditions, Pharma is obligated to distribute to Tim McIntyre, in four equal, annual installments (beginning September 7, 2000) the remaining 100,000 shares that we issued to Pharma. This distribution is subject to acceleration based on financial performance. Pharma has paid Tim McIntyre approximately $405,000 to cover certain taxes payable by him with respect to the cash and stock distributions made to him in September 1999 and is required to pay up to an additional $300,000 to cover future taxes with respect to future distributions of shares. Under the Pharma operating agreement, we guaranteed the payment by Pharma of these and other amounts, including Pharma's obligations under its employment agreement with Tim McIntyre. Subject to certain conditions described in the operating agreement, the members of Pharma, other than Mediconsult, have the right to put their Pharma membership interests to us in exchange for shares of our common stock, at a price per share ranging from the trading value of our shares at September 7, 1999 to $25.

     Pharma also has entered into an employment agreement with James McIntyre, the brother of Tim McIntyre, for an initial term ending December 31, 2001, renewable thereafter on an annual basis. Under his employment agreement, James McIntyre received a signing bonus of $30,000 and has the right to receive a salary of $150,000 per year. In addition to other benefits, he is entitled to receive a non-accountable expense allowance of $15,000 per year plus certain bonuses. We have guaranteed the payment of Pharma's obligations to James McIntyre under his employment agreement (other than the payment of certain bonuses).

     In connection with the POL merger, we expect Tim McIntyre to sign an affiliate agreement pursuant to which he will agree not to sell, transfer or otherwise dispose of his shares (including those being registered) until at least 30 days after we publish the combined results of operations of POL and Mediconsult.


     Pursuant to an agreement dated July 28, 1998 with Arnhold and S. Bleichroeder, Inc. to provide us with investment advisory services, we have issued to this firm 100,000 shares of our common stock, which were registered in connection with our April public offering, and agreed to issue warrants to purchase up to an aggregate of 400,000 shares of common stock with an exercise price of $1.22 per share, which was the closing price of our common stock on the contract date. Of this amount, warrants for 200,000 shares of common stock were delivered upon initial filing of a prospectus and warrants for 200,000 shares of common stock are deliverable in 2000, if certain conditions are met. Under its agreement with us, among other things, Bleichroeder is entitled to notice of a proposed registration of Mediconsult shares. We are including 91,273 shares of common stock issuable to Bleichroeder upon exercise of the warrants which Bleichroeder has requested us to include in this registration statement.

     Each selling shareholder, except Treacy & Co., which is subject to the restrictions in its agreement with us, dated December 9, 1999 may sell or transfer his or her shares pursuant to this registration statement without notice to us of such sale or transfer for a period of 60 days from the effective date of this registration statement. After such 60-day period, a selling shareholder (except Treacy & Co.) must provide at least seven days' written notice to us of his or her intent to sell or transfer his or her respective shares. If, at any time prior to such a sale, we notify the selling shareholder that in our good faith judgment it would be detrimental to us or our shareholders for such sale or transfer to be made at that time, the selling shareholder must not sell or transfer his or her shares, except during the 14-day period following the expiration of the sooner of (i) a period of 90 days from the date of receipt of such notice or (ii) the receipt of written notice from us stating that the selling shareholder is permitted to effect such sale or transfer. We have agreed with the selling shareholders to keep the registration statement of which this prospectus is a part effective for up to 18 months after the date the selling shareholders acquired the shares being registered hereby or until they no longer hold the shares, whichever is earlier.

                             PLAN OF DISTRIBUTION

     We are registering this offering of shares on behalf of the selling stockholders, and we will pay all costs, expenses and fees related to such registration, including all registration and filing fees, printing expenses, fees and disbursements of our counsel and independent public accountants, blue sky fees and expenses, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars and costs of insurance. The selling stockholders will pay all underwriting discounts and selling commissions (if any) applicable to the sale of their common stock.

     Although none of the selling stockholders has advised us of the manner in which it currently intends to sell its shares pursuant to this prospectus, the selling stockholders may choose to sell all or a portion of such shares from time to time in any manner described herein. The methods by which the shares may be sold by the selling stockholders include:

     . through brokers, acting as principal or agent, in transactions on the Nasdaq National Market or such other national securities exchange on which the shares are then listed, at market prices obtainable at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices;

     . to underwriters who will acquire shares for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale;

     . directly by the selling stockholders or through brokers or agents in private sales at negotiated prices; or

     .  by any other legally available means.

In addition, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

     Offers to purchase shares may also be solicited by agents designated by the selling stockholders from time to time. Underwriters or other agents participating in an offering made pursuant to this prospectus, as amended or supplemented from time to time, may receive underwriting discounts and commissions under the Securities Act, and discounts or concessions may be allowed or reallowed or paid to dealers. In addition, brokers or agents participating in such transactions may receive brokerage or agent's commissions or fees. The selling stockholders and any underwriters, brokers or dealers involved in the sale of the common stock hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any compensation received by them and any profit on any resale of the common stock as principals may be deemed to be underwriting discounts and commissions under the Securities Act.

                                 LEGAL MATTERS

     The validity of the shares of common stock registered pursuant to the Registration Statement will be passed upon for us by Covington & Burling.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 1998 and 1997 and the consolidated statement of operations and stockholders' equity and of cash flows of Mediconsult for each of the three years in the period ended December 31, 1998, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated balance sheets as of December 31, 1998 and 1997 and the consolidated statements of operations, stockholders' equity and of cash flows of POL for each of the three years in the period ended December 31, 1998, incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses expected to be incurred in connection with the distribution of the securities being registered. All of the amounts shown are estimates except for the Securities and Exchange Commission and National Association of Securities Dealers, Inc. filing fees.

Securities and Exchange Commission filing fee.......................................      $ 5,294
Nasdaq National Market additional listing fee.......................................      $     0
Legal fees and expenses.............................................................      $15,000
Accounting fees and expenses........................................................      $ 5,000
Miscellaneous.......................................................................      $ 2,063
Total...............................................................................      $27,357
                                                                                        =========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law (DGCL) empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers. In addition, Section 102(b)(7) of the DGCL empowers a corporation to add a provision to its certificate of incorporation limiting the personal liability of its directors to the corporation and its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this provision shall not eliminate or limit the liability of a director: (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under a corporation's by-laws, any agreement, a vote of stockholders or otherwise. Our certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was our director or officer or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 16.        EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a)        Exhibits:

 EXHIBIT
 NUMBER         DESCRIPTION
 ------         -----------

       2.1 Agreement and Plan of Merger by and among Mediconsult, PMCI, Inc., POL and the principal shareholders of POL signatory thereto, dated as of September 7, 1999 (incorporated by reference from Annex A to Mediconsult's Information Statement on
                Schedule 14C, filed November 22, 1999)

       2.2 Merger Agreement and Plan of Reorganization Mediconsult, MCNS Merger Subsidiary II, Inc., Cyber-Tech, Inc. and the shareholders of Cyber-Tech (incorporated by reference from Exhibit 99.1 to Mediconsult's Form 8-K, dated June 29, 1999)

       3.1      Certificate of Incorporation*

       4.1      Specimen common stock certificate*

       4.2      Form of Investor Senior Preferred Stock Warrant*

       4.3      Form of Warrant issued to Arnhold and S. Bleichroder, Inc**

       5.1      Opinion of Covington & Burling

      23.1      Consent of PricewaterhouseCoopers, independent auditors

      23.2      Consent of Arthur Andersen LLP, independent auditors

      23.3      Consent of Covington & Burling (included in opinion filed as
                Exhibit 5.1)

      24.1 Power of Attorney (included in the signature pages to this registration statement)
--------------
* Incorporated by reference from Amendment No. 1 to Mediconsult's Registration Statement on Form S-1, filed March 15, 1999

**Incorporated by reference from Amendment No. 2 to Mediconsult's Registration Statement on Form S-1, filed April 2, 1999


     (b) Financial Statement Schedules:

          Financial statement schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

1.  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the maximum aggregate offering price may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

2. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on this 15th day of December, 1999.

                              MEDICONSULT.COM, INC.


                                  /s/ Robert A. Jennings
                              By:______________________________
                                 Robert A. Jennings
                                 Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Robert A. Jennings, Ian Sutcliffe and E. Michael Ingram and each of them, with full power to act alone, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on this 15th day of December, 1999.

               SIGNATURE                                                   TITLE
               ---------                                                   -----

/s/ Robert A. Jennings                    Chairman and Chief Executive Officer (Principal Executive Officer)
----------------------------------
Robert A. Jennings

/s/ E. Michael Ingram                     Chief Financial Officer, General Counsel and Secretary (Principal Financial Officer)
----------------------------------
E. Michael Ingram

              *                           Controller (Principal Accounting Officer)
----------------------------------
Louis Leonardelli

              *                           President and Director
----------------------------------
Ian Sutcliffe

              *                           Director
----------------------------------
John Buchanan

              *                           Director
----------------------------------
Barry Guld

* By: /s/ E. Michael Ingram
      ----------------------------
      E. Michael Ingram
      Attorney-in-fact

EXHIBIT INDEX

 EXHIBIT
 NUMBER         DESCRIPTION
 ------         -----------

       2.1 Agreement and Plan of Merger by and among Mediconsult, PMCI, Inc., POL and the principal shareholders of POL signatory thereto, dated as of September 7, 1999 (incorporated by reference from Annex A to Mediconsult's Information Statement on
                Schedule 14C, filed November 22, 1999)

       2.2 Merger Agreement and Plan of Reorganization Mediconsult, MCNS Merger Subsidiary II, Inc., Cyber-Tech, Inc. and the shareholders of Cyber-Tech (incorporated by reference from Exhibit 99.1 to Mediconsult's Form 8-K, dated June 29, 1999)

       3.1      Certificate of Incorporation*

       4.1      Specimen common stock certificate*

       4.2      Form of Investor Senior Preferred Stock Warrant*

       4.3      Form of Warrant issued to Arnhold and S. Bleichroder, Inc**

       5.1      Opinion of Covington & Burling

      23.1      Consent of PricewaterhouseCoopers, independent auditors

      23.2      Consent of Arthur Andersen LLP, independent auditors

      23.3      Consent of Covington & Burling (included in opinion filed as
                Exhibit 5.1)

      24.1 Power of Attorney (included in the signature pages to this registration statement)
--------------
* Incorporated by reference from Amendment No. 1 to Mediconsult's Registration Statement on Form S-1, filed March 15, 1999

**Incorporated by reference from Amendment No. 2 to Mediconsult's Registration Statement on Form S-1, filed April 2, 1999